SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              Accuride Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    004398103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Seth Hendon
                        Tinicum Capital Partners II, L.P.
                 Tinicum Capital Partners II Parallel Fund, L.P.
                            Tinicum Lantern II L.L.C.
                          c/o Tinicum Lantern II L.L.C.
                                800 Third Avenue
                                   40th Floor
                               New York, NY 10022
                                  212-446-9300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 2009
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
=====================
CUSIP NO. 004398103
=====================

================================================================================
           NAMES OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           TINICUM CAPITAL PARTNERS II, L.P.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (A) [   ]
                                                                   (B) [ X ]**
    2 ** The reporting persons making this filing hold an aggregate of 3,079,500 Shares, which is 8.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC, OO
--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER

SHARES BENEFICIALLY                -0-
     OWNED BY        -----------------------------------------------------------
                           8        SHARED VOTING POWER
       EACH
                                    3,063,560
   REPORTING         ----------------------------------------------------------
  PERSON WITH                        SOLE DISPOSITIVE POWER
                           9
                                    -0-
                     -----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                           10
                                    3,063,560
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,063,560
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (SEE INSTRUCTIONS)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
            PN
================================================================================

                                       13D
=====================
CUSIP NO. 004398103
=====================

================================================================================
           NAMES OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (A) [   ]
                                                                   (B) [ X ]**
    2 ** The reporting persons making this filing hold an aggregate of 3,079,500 Shares, which is 8.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC, OO
--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           DELAWARE
--------------------------------------------------------------------------------

      NUMBER OF            7        SOLE VOTING POWER

SHARES BENEFICIALLY                -0-
     OWNED BY        -----------------------------------------------------------
                           8        SHARED VOTING POWER
       EACH
                                    15,940
   REPORTING         ----------------------------------------------------------
  PERSON WITH                        SOLE DISPOSITIVE POWER
                           9
                                    -0-
                     -----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                           10
                                    15,940
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            15,940
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (SEE INSTRUCTIONS)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
            PN
================================================================================

                                       13D
=====================
CUSIP NO. 004398103
=====================

================================================================================
           NAMES OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           TINICUM LANTERN II L.L.C.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (A) [   ]
                                                                   (B) [ X ]**
    2 ** The reporting persons making this filing hold an aggregate of 3,079,500 Shares, which is 8.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC, OO
--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER

SHARES BENEFICIALLY                -0-
     OWNED BY        -----------------------------------------------------------
                           8        SHARED VOTING POWER
       EACH
                                    3,079,500
   REPORTING         ----------------------------------------------------------
  PERSON WITH                        SOLE DISPOSITIVE POWER
                           9
                                    -0-
                     -----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                           10
                                    3,079,500
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,079,500
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (SEE INSTRUCTIONS)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
            OO
================================================================================

                                       13D
=====================
CUSIP NO. 004398103
=====================

================================================================================
           NAMES OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           TERENCE M. O'TOOLE
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (A) [   ]
                                                                   (B) [ X ]**
    2 ** The reporting persons making this filing hold an aggregate of 3,079,500 Shares, which is 8.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           AF
--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           UNITED STATES
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER

SHARES BENEFICIALLY                -0-
     OWNED BY        -----------------------------------------------------------
                           8        SHARED VOTING POWER
       EACH
                                    3,079,500
   REPORTING         ----------------------------------------------------------
  PERSON WITH                        SOLE DISPOSITIVE POWER
                           9
                                    -0-
                     -----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                           10
                                    3,079,500
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,079,500
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (SEE INSTRUCTIONS)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
            IN
================================================================================

                                       13D
=====================
CUSIP NO. 004398103
=====================

================================================================================
           NAMES OF REPORTING PERSONS
    1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           ERIC M. RUTTENBERG
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (A) [   ]
                                                                   (B) [ X ]**
    2 ** The reporting persons making this filing hold an aggregate of 3,079,500 Shares, which is 8.5% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           AF
--------------------------------------------------------------------------------
           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5      TO ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           UNITED STATES
--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER

SHARES BENEFICIALLY                -0-
     OWNED BY        -----------------------------------------------------------
                           8        SHARED VOTING POWER
       EACH
                                    3,079,500
   REPORTING         ----------------------------------------------------------
  PERSON WITH                        SOLE DISPOSITIVE POWER
                           9
                                    -0-
                     -----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                           10
                                    3,079,500
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            3,079,500
--------------------------------------------------------------------------------
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (SEE INSTRUCTIONS)                          [   ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            8.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    14
            IN
================================================================================

                                EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 2 on Schedule 13D to amend the Schedule 13D filed on June 8, 2009, as amended by Amendment No. 1 filed on June 9, 2009 (the "13D Filing"). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment No. 2, the 13D Filing remains in full force and effect.


ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the 13D Filing is hereby amended and supplemented by adding the following immediately prior to the last paragraph thereof:

         On October 7, 2009, TCP II, Parallel Fund and Tinicum Capital Partners II Executive Fund L.L.C. (together referred to herein as the "TCP Funds") entered into a Restructuring Support Agreement and Convertible Notes Commitment Agreement with the Company as part of the Company's proposed balance sheet restructuring with the ad hoc committee of holders of its 8 1/2 percent senior subordinated notes (the "Notes") and the steering committee of senior lenders under its credit agreement.

         TCP Funds hold $15 million in aggregate principal amount of the Company's Notes and are members of the ad hoc committee of noteholders.

         As part of the proposed debt restructuring transaction:

         o The Notes would be cancelled and noteholders, including TCP Funds solely in their capacity as noteholders, will receive 98% of the common stock of the reorganized Company, subject to dilution, including dilution for stock issued upon conversion of the new notes and warrants described below.

         o The reorganized Company will complete a $140 million rights offering of new senior unsecured convertible notes to current noteholders, fully backstopped by certain current noteholders, including TCP Funds. The new notes will be convertible into 60% of the common stock of the reorganized Company. A portion of the proceeds from the rights offering will be used to repay the "last-out" term loan currently held by an affiliate of Sun Capital Partners, with the remainder to provide on-going liquidity for the Company's business. Pursuant to the backstop arrangements provided in this agreement, TCP Funds may be required, severally and not jointly, to purchase up to 11.8% of the convertible notes at par.

         o Current stockholders, including the Reporting Persons solely in their capacity as stockholders of the Company, would receive their pro rata share of 2% of the common stock of the reorganized Company and two-year warrants exercisable for 15% of the common stock of the reorganized Company, subject to dilution, including dilution for stock issued upon conversion of the new notes.

         As part of the proposed restructuring, the Company would also make certain amendments to its existing credit agreement, however, none of the Reporting Persons are party to these arrangements.

         To complete the proposed restructuring, the Company's U.S. entities filed a voluntary petition for protection under Chapter 11 of the U.S. Bankruptcy Code seeking approval for the proposed plan of reorganization. To ensure that the Company will continue conducting its business in the ordinary course without interruption, the Company has secured a $50 million "debtor-in-possession" credit facility to be provided by certain of its senior lenders and noteholders, including TCP Funds. The lenders and noteholders providing the "debtor-in-possession" financing will not receive any equity participation rights in connection therewith.

         The Reporting Persons intend to support the Company's efforts in connection with the aforementioned restructuring to the extent required by the agreements described herein.

         The foregoing is qualified in its entirety by reference to the Restructuring Support Agreement and the Convertible Notes Commitment Agreement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the 13D Filing is hereby amended and supplemented by adding the following immediately prior to the only paragraph thereof:

         On October 7, 2009, TCP Funds entered into a Restructuring Support Agreement and Convertible Notes Commitment Agreement with the Company as part of the Company's proposed balance sheet restructuring. The Restructuring Support Agreement is attached hereto as Exhibit 2. The Convertible Notes Commitment Agreement is attached hereto as Exhibit 3.


ITEM 7. MATERIAL TO BE FILED AS EXHIBIT.

Item 7 of the 13D Filing is hereby amended and supplemented to include the following exhibits:

         The Restructuring Support Agreement and Convertible Notes Commitment Agreement described herein are attached hereto as Exhibits 2 and 3, respectively.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2009




                                 /s/ Eric M. Ruttenberg
                                 ----------------------------------------
                                 TINICUM LANTERN II L.L.C.,
                                 On its own behalf and
                                 as the General Partner of
                                 TINICUM CAPITAL PARTNERS II, L.P. and
                                 TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P. By Eric M. Ruttenberg,
                                 Managing Member

                                 /s/ Terence M. O'Toole
                                 ----------------------------------------
                                 Terence M. O'Toole

                                 /s/ Eric M. Ruttenberg
                                 ----------------------------------------
                                 Eric M. Ruttenberg

                                  EXHIBIT INDEX



EXHIBIT 2 Form of Restructuring Support Agreement incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by Accuride Corporation on October 8, 2009.

EXHIBIT 3 Form of Convertible Notes Commitment Agreement incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by Accuride Corporation on October 8, 2009.